Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company, CLP&C and Wuxi Fengrun (each as a limited partner) intend to enter into the Partnership Agreement with CLCD (as the general partner) and Chengda Fengzhi (as the special limited partner) for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB10,000,000,000, of which RMB7,500,000,000 shall be contributed by the Company. CLEI will serve as the manager of the Partnership. The Company (as the limited partner) also intends to enter into the Supplemental Agreement with CLCD (as the general partner) and CLEI (as the manager) to make certain amendments and supplements to the terms of the Partnership Agreement for the benefit of the Company. It is expected that the parties will enter into the Partnership Agreement and the Supplemental Agreement by 31 December 2021.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.73% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and indirectly holds 100% of the equity interest in CLEI, each of CLP&C and CLEI is a connected person of the Company. CLCD is a wholly-owned subsidiary of CLEI, and is therefore also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to CLEI, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company, CLP&C and Wuxi Fengrun (each as a limited partner) intend to enter into the Partnership Agreement with CLCD (as the general partner) and Chengda Fengzhi (as the special limited partner) for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB10,000,000,000, of which RMB7,500,000,000 shall be contributed by the Company. CLEI will serve as the manager of the Partnership. The Company (as the limited partner) also intends to enter into the Supplemental Agreement with CLCD (as the general partner) and CLEI (as the manager) to make certain amendments and supplements to the terms of the Partnership Agreement for the benefit of the Company. It is expected that the parties will enter into the Partnership Agreement and the Supplemental Agreement by 31 December 2021.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT (AS AMENDED BY THE SUPPLEMENTAL AGREEMENT)

Parties

•	General partner and managing partner: CLCD

•	Special limited partner: Chengda Fengzhi

•	Limited partners: the Company, CLP&C and Wuxi Fengrun

•	Manager: CLEI

Capital Contribution and Payment

The total capital contribution by all partners of the Partnership shall be RMB10,000,000,000. The capital contribution to be made by each of the partners is set out as follows:

Partner	Type	Capital Contribution	Percentage

CLCD	General partner	RMB92,500,000	0.925%

Chengda Fengzhi	Special limited partner	RMB7,500,000	0.075%

The Company	Limited partner	RMB7,500,000,000	75%

CLP&C	Limited partner	RMB500,000,000	5%

Wuxi Fengrun	Limited partner	RMB1,900,000,000	19%

Total		RMB10,000,000,000	100%

The Company shall make its capital contribution by instalment according to the requirements specified in the demand note issued by the managing partner for payment of the capital contribution. The managing partner shall generally issue the demand note for payment of the capital contribution to all the limited partners at least 10 business days in advance. The above capital contribution to be made by the Company was determined by the Company based on its assets allocation requirement, and will be funded by its internal resources.

Term of the Partnership

Unless terminated or extended in accordance with the Partnership Agreement, the Partnership shall have a term of eight years from the payment due date set forth in the demand note for first payment to be served by the managing partner to the limited partners (the “First Closing Date”).

The investment period of the Partnership shall commence from the First Closing Date and end on the earlier of: (a) the fifth anniversary of the First Closing Date, or (b) the date on which the total capital contribution (after reasonable appropriation for the partnership fees, investment amounts and duly signed and legally binding investment commitments, etc.) has been paid in full and put into use.

The exit period of the Partnership shall commence from the date immediately following the expiry of the investment period and end on the expiry of the term of the Partnership. With the approval of the investment advisory committee, the term of the Partnership may be extended for a period of one year. Any further extension of the term of the Partnership shall be subject to the approval of the partners’ meeting.

Management of the Partnership

CLCD, the general partner, shall serve as the managing partner of the Partnership, which shall be responsible for the executive functions and investment operations of the Partnership. CLEI will serve as the manager of the Partnership for the provision of daily operation and investment management services to the Partnership. The Partnership shall pay a management fee to the manager in relation to such services every six months, which shall be shared by all the limited partners other than the special limited partner. During the investment period of the Partnership, the amount of management fee shared by the Company each year shall not exceed 1% of the capital contribution of the Company. During the exit period of the Partnership, the amount of management fee shared by the Company each year shall not exceed 0.5% of the investment costs of the Company in the investment projects then held by the Partnership. No management fee shall be charged for the extended period of the Partnership.

The Partnership shall establish an investment advisory committee comprising four members, of which each of the Company and CLP&C shall have the right to appoint one member, the other limited partners shall have the right to jointly appoint one member, and CLCD shall have the right to appoint one member with no voting right who shall be responsible for organizing the affairs of the investment advisory committee and convening its meetings. The main duties and responsibilities of the investment advisory committee include: (a) considering any investment in the private equity fund projects managed by third party managers, (b) considering any matters in relation to the debt financing and provision of guarantee by the Partnership, (c) considering any decisions with respect to the resumption of the investment period after its suspension, (d) dealing with any matters involving conflicts of interest and related party transactions, (e) considering the proposal of the Partnership for non-cash distribution, and (f) offering advice and consulting services in connection with the investment and other matters of the Partnership at the request of the managing partner.

The Partnership shall establish an investment decision committee comprising members to be appointed by CLEI. The investment decision committee shall be mainly responsible for the decision making with respect to the investment of the Partnership and its exit from investment projects.

Investment Scope and Restrictions

The Partnership will primarily make direct or indirect investment in private equity projects in the medical health and technological innovation sectors. With respect to the investment in the medical health sector, the Partnership will focus on four core areas, including life science, medical technology, medical services and distribution, as well as digital medical care, with a view to creating an inclusive healthcare industry ecosystem, and target on high-quality companies with strong independent research and development capability, leading platform technology and prominent domestic substitution advantages. With respect to the investment in the technological innovation sector, the Partnership will focus on three areas, including new infrastructures, core technology platform and industrial upgrade and application in the new economic era, and target on premium technology companies with leading technology advantages, clear business model and high financial and investment value.

The investment amount in any single investment project of the Partnership shall not exceed 20% of the total capital contribution by all partners. Further, without the consent of the investment advisory committee, the amount of investment made by the Partnership in any private equity funds managed by third party managers shall not exceed 20% of the total capital contribution by all partners.

Profit Distribution

The distributable profits of the Partnership shall be distributed in the following order:

(a)	the profits shall be distributed to all the limited partners other than the special limited partner, until each of them has recovered its paid-in capital contribution;

(b)	the balance (if any) shall be distributed to the special limited partner and the general partner, until each of them has recovered its paid-in capital contribution;

(c)

the balance (if any) shall be distributed to all the limited partners other than the special limited partner, until each of them has obtained the profits calculated at an annualized compound rate of return of 8% in respect of its paid-in capital contribution;

(d)

the balance (if any) shall be distributed to the special limited partner and the general partner, until the amount each of them has received accounts for 20% of the aggregate distribution amount under item (c) above and this item (d); and

(e)

80% of the balance (if any) shall be distributed to all the limited partners (including the special limited partner) in proportion to their respective paid-in capital contributions, and 20% of the balance (if any) shall be distributed to the special limited partner and the general partner.

Loss Sharing

Any debts of the Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the limited partners shall be liable for the debts of the Partnership up to the amount of their respective capital contributions, and the general partner shall bear the unlimited joint and several liability for the debts of the Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Partnership will mainly make investment in the medical health and technological innovation sectors, which demonstrates the Company’s initiative in implementing the national strategies of “Healthy China” and “Great Power in Science and Technology”. On the one hand, the Partnership’s investment in the medical health industry will facilitate the Company to push forward the strategies of “Inclusive Healthcare Service” and “Integrated Aged-care”. On the other hand, the Partnership, through its investment in the technology sector, is expected to consolidate advanced technology resources from investees, which will promote the application of the new generation of information technology in the Company’s business operations and thus enhance the capabilities of the Company in technological innovation and technology empowerment. The Transaction will enable the Company to capitalize on the development opportunities brought by the transformation and upgrade of the medical health industry towards digitalization and intelligentization, thus increasing the assets allocation and investment return of the Company in strategic emerging industries.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial term, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing and Mr. Wang Junhui may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include: (a) the potential risk that the exit plan could not be implemented or profits could not be fully realized as a result of the macro-economic conditions, industry development, market volatility, and any material adverse change in investment projects themselves, and (b) the operating risk arising from the management and operation of assets of the Partnership by the general partner and the manager.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.73% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and indirectly holds 100% of the equity interest in CLEI, each of CLP&C and CLEI is a connected person of the Company. CLCD is a wholly-owned subsidiary of CLEI, and is therefore also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to CLEI, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance business, including life insurance, health insurance and accident insurance business, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offer insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

CLP&C is a non-wholly owned subsidiary of CLIC, with a registered capital of RMB18,800 million. Its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, reinsurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CBIRC.

CLEI is an indirect wholly-owned subsidiary of CLIC. It was established in June 2016 with a registered capital of RMB200 million. Its scope of business includes: equity investment, investment management and asset management. CLEI has the qualification of insurance private equity fund manager and is also a private equity fund manager registered with the Asset Management Association of China. As at 30 September 2021, the size of the assets under its management was approximately RMB17,010 million.

CLCD is a wholly-owned subsidiary of CLEI. It was established in September 2016 with a registered capital of RMB100 million. Its scope of business includes: equity investment and management, investment management and asset management.

Chengda Fengzhi is in the process of applying for registration with the department in charge of industrial and commercial administration, and after its establishment, it will be a follow-up investment platform for employees of CLEI. The general partner of Chengda Fengzhi will be CLCD and its limited partnership interests will be held by employees of CLEI.

Wuxi Fengrun is an investment platform established by Wuxi Taihu New City Development Group Co., Ltd. (無錫市太湖新城發展集團有限公司) in June 2012 with a registered capital of RMB2,820 million. Its scope of business includes real estate development and operation, and investment with its own funds. The actual controller of Wuxi Taihu New City Development Group Co., Ltd. is the State-owned Assets Supervision and Administration Commission of Wuxi Municipal People’s Government.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“Chengda Fengzhi”

成達灃致（上海）企業管理中心（有限合 夥）(Chengda Fengzhi (Shanghai) Corporate Management Center (Limited Partnership)) (the name of which is subject to the filing with the department in charge of industrial and commercial administration), a limited partnership to be established under the laws of the PRC

“CLCD”

國壽成達（上海）健康醫療股權投資管理有限公司 (China Life Chengda (Shanghai) Healthcare Equity Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLEI

“CLEI”	國壽股權投資有限公司 (China Life Equity Investment Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“CLP&C”

中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Partnership”

國壽成達（無錫）股權投資中心（有限合 夥）(China Life Chengda (Wuxi) Equity Investment Center (Limited Partnership)) (the name of which is subject to the filing with the department in charge of industrial and commercial administration), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”	the partnership agreement to be entered into by the Company, CLP&C and Wuxi Fengrun (each as a limited partner) with CLCD (as the general partner) and Chengda Fengzhi (as the special limited partner)

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Supplemental Agreement”	the supplemental agreement to the Partnership Agreement to be entered into by the Company (as the limited partner) with CLCD (as the general partner) and CLEI (as the manager)

“Transaction”	the formation of the Partnership under the Partnership Agreement and the Supplemental Agreement

“Wuxi Fengrun”	無錫豐潤投資有限公司 (Wuxi Fengrun Investment Co., Ltd.), a company established under the laws of the PRC with limited liability

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 16 December 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao